April 25, 2016

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Katherine Wray
Attorney-Advisor Office of Information Technologies and Services

Re: Zedge, Inc.

Registration Statement on Form 10-12G

Filed on March 8, 2016

File No. 000-55593

Dear Ms. Wray:

Zedge, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10 filed March 8, 2016 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated April 4, 2016. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed March 8, 2016. References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission

April 25, 2016

Exhibit 99.1

Risk Factors

“If we fail to attract advertisers or if our advertisers reduce their spending . . . ,” page 6

1.    We note your disclosures on pages 38 and F-7 that two of your advertising customers represented 37% and 25% of your revenue in fiscal year 2015 and three of your advertising customers represented 23%, 23%, and 13% of your revenue in fiscal year 2014, respectively. To the extent that this revenue concentration heightens the risk described here, please consider revising to address its significance.

Response: The two advertising customers noted are exchanges run by Google and Twitter. These exchanges match buyers with sellers and handle billing, collections and payments. There are multiple buyers on these exchanges resulting in a highly diversified advertising base. We have clarified the disclosure concerning the nature of these customers. Due to the nature of the customers – the fact that they are not the ultimate advertisers – and the nature of the market for advertising on our website and portals, we do not believe that this represents a heightened concentration of customer risk.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.    Please consider expanding your overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating performance. Refer to Section III.A of SEC Release No. 338350 and Item 303(a) of Regulation S-K.

Response: The themes that we consider when evaluating our financial condition and operating performance include growth in user and advertiser base, user demographics, user retention and usage levels revenues and net income. We have added an executive-level discussion of key themes to the Management Discussion and Analysis section of the Information Statement.

Results of Operations, page 34

3.    You disclose here and on page 35 that the increase in your interim and fiscal year 2015 revenues is mainly attributable to growth in your Android and iOS user base. Please tell us what consideration you gave to distinguishing between, and providing quantitative information regarding, user growth on these platforms. We refer you to Item 303(a) of Regulation S-K.

Response: Users of the Android and iOS operating systems differ in their mobile devices and app stores they interface with when downloading apps. In addition, the operating systems support different personalization features. However, we do not have separate marketing or user acquisition or retention programs based on the platform and device a user chooses. Accordingly, we do not believe that providing quantitative information on the growth or other metrics by platform would provide meaningful insight into our business or financial performance.

Securities and Exchange Commission

April 25, 2016

4.    Based on your disclosures on page F-7, we note that your advertising revenues are based on the delivery of impressions or ad views. As such, please consider revising your filing to disclose the number of impressions you delivered per reporting period as well as the average price per impression and changes thereto, to the extent applicable. In this regard, in order to complement your discussion of the items that contributed to your growth in revenues, also consider separately presenting these metrics by both your Android and iOS operating system.

Response: We generate advertising from selling our advertising inventory to advertising networks/exchanges, real time bidding platforms, direct advertisers and game publishers. The advertiser may compensate us on a cost-per-impression, cost-per-click, cost-per-action or cost-per-install basis. Separately, being that we consistently optimize the service and introduce new ad formats and implementations we do not view the number of impressions or any other similar metric as a material performance indicator. Further, different types of ads generate differing levels of revenue, and providing the referenced metrics, could be confusing with regard to the impact on revenue. In the past we made changes to the service that materially decreased overall ad inventory but resulted in higher revenues, which further reduces the significant of the specific metrics.

5.    You disclose that your MAU base increased by 57% in fiscal year 2015 when the MAU figures disclosed here indicate that it increased by a lesser percentage. Please reconcile. Please also define the term “monthly active user” in an appropriate place in the filing, and clarify how you calculate MAUs.

Response: We have (i) revised the disclosure in the Information Statement to correct the MAU figures on page 35 (the correct figure for the increase was 44.5%), (ii) defined the term “monthly active user” on page 34 of the Information Statement and (iii) clarified how we calculate MAUs on page 34. Monthly Active User is a performance indicator that captures the number of unique users that utilized Zedge's app in the previous 30 days, determined by a user opening the app in the relevant period.

Securities and Exchange Commission

April 25, 2016

Business, page 38

6.    Please provide us with the relevant portions of the Business Intelligence and Flurry Analytics reports that you cite and, to expedite our review, clearly mark them to highlight the applicable information.

Response: We have provided to the Staff under separate cover the relevant portions of the Business Intelligence and Flurry Analytics reports to the Staff.

7.    We again refer to your disclosures here and on page F-7 that two of your advertising customers represented 37% and 25% of your revenue in fiscal year 2015 and three of your advertising customers represented 23%, 23%, and 13% of your revenue in fiscal year 2014, respectively. If you have contracts with any of these customers, please tell us what consideration you gave to filing such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determined that your business is not substantially dependent on any such contract, please explain how you arrived at that conclusion. We note in this regard your disclosure on page 8 that your contracts “generally” do not provide you with firm, long-term purchase obligations and the “majority” of your advertisers do not have direct relationships with you.

Response: We will file the relevant contracts subject to a confidentiality request.

Our History, page 39

8.    You state here that your company was formed in 2009. On page F-7, however, you state that it was incorporated in 2008. Please reconcile. Furthermore, we note your disclosure that in December 2006,” IDT acquired 90% of the Company for $3.4 million.” Please revise to clarify the form and organization of your business at that time.

Response: We have revised the disclosure in the Information Statement to clarify the form and organization of our business at that time. In December 2006, IDT acquired 90% of Zedge Ltd., a UK based company. Zedge Holdings, Inc. was incorporated in Delaware in 2008.  On September 18, 2008, Zedge Ltd., Tom Arnoy, Kenneth Sundnes and IDT entered into a Conversion Agreement, converting the equity in Zedge Ltd. to Zedge Holdings, Inc. and on September 23, 2008, IDT purchased 94,750 shares of Zedge Holdings’ Series B Preferred Stock for $1,000,000.

Management

Directors and Executive Officers, page 41

9.    Your disclosures here suggest that Mr. Arnoy is your only current director who will continue to serve on the board following the spin-off. The last risk factor on page 16 and disclosures on pages 28 and 30 of IDT Corporation’s 2015 definitive proxy statement, however, indicate that Mr. Jonas, Mr. Cosentino, and Ms. Mason serve on your Board of Directors. We note also in this regard your disclosure on page 41 that prior to the spinoff you expect that your board will consist of five members, a majority of which will qualify as independent. Please revise as appropriate in accordance with Item 401 of Regulation S-K, or advise.

Response: We have revised the disclosure in the Information Statement to include the individuals that have agreed to constitute the members of the Board of Directors of the Company upon the spin-off. The current Members of the Zedge Board of Directors who will not be continuing will resign from the Board prior to the Spin-Off.

Securities and Exchange Commission

April 25, 2016

Director Compensation, page 44

10.   Please disclose the information required by Item 402(r) of Regulation S-K for your directors in fiscal 2015. If Mr. Arnoy was your only director in fiscal 2015 and his compensation is provided pursuant to Item 402(n) of Regulation S-K, then please include a statement to that effect in this section.

Response: We have revised the disclosure in the Information Statement to provide the information required by Item 402(r) of Regulation S-K. Mr. Arnoy did not receive any compensation for his service on Zedge Board of Directors.

Director to our Named Executive Officers Compensation, page 44

11.   Please explain to us how you determined that you had only two named executive officers for whom executive compensation disclosure was required for fiscal 2015. In this regard, we note that your website indicates that you have a chief technology officer. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Response: We not believe that the role of our Chief Technology Officer is an executive position and therefore not considered an executive officer. Rule 3b-7 of the Exchange Act defines the term executive officer, as a company’s president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the Company. Although, there is the “chief” in the title, our CTO is not involved in any executive level or policy decisions and therefore compensation disclosure is not required.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 51

12.   Your disclosure in Note 11 on pages F-16 and F-17 indicates that you may have issued unregistered stock-based compensation within the past three years. Please revise to disclose any information corresponding to these unregistered issuances required by Item 701 of Regulation S-K.

Response: There were no issuances of unregistered stock-based compensation within the last three years.

Securities and Exchange Commission

April 25, 2016

Exhibits

13.   We note that you have a wholly-owned subsidiary, Zedge Europe AS. Your exhibit index, however, does not indicate that you will be filing an exhibit in accordance with Item 601(b)(21) of Regulation S-K. Please revise and file, or advise.

Response: We have revised the exhibit index on Form 10 to include the “Subsidiaries of Zedge” and added such exhibit to the Form 10.

General

14.   Please be advised that your Form 10-12(G) will be effective by operation of law and lapse of time 60 days after the date of filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: We are aware that the Form 10-12(g) will become effective by operation of law 60 days from the initial filing, and that, following effectiveness, we will be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Commission has not completed the review process of the filing.

15.   Please tell us your intentions with respect to filing and furnishing to shareholders the information statement you have filed as Exhibit 99.1 to your registration statement. As a related matter, the cover page of the information statement indicates it is being furnished by IDT Corporation to its stockholders, but the exhibit index of the Form 10 indicates this is the preliminary information statement of Zedge. Please advise.

Response: IDT plans on printing and mailing the Definitive Information Statement to its stockholders. We have revised the exhibit index on Form 10 to indicate this is the preliminary information statement of IDT Corporation.

*       *       *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 25, 2016

Sincerely,

/s/ Jonathan Reich
Jonathan Reich
Chief Financial Officer

Cc:	Juan Migone
Stephen Krikorian